UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42462

Mint Incorporation Limited

17/F, Wing Kwok Centre, No.182 Woosung Street

Jordan, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Amendment to Securities Purchase Agreements

As previously disclosed in the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on July 13, 2026, on July 2, 2026, Mint Incorporation Limited, a business company incorporated under the laws of the British Virgin Islands (the “Company”), entered into securities purchase agreements (the “July 2 Securities Purchase Agreements”) with certain investors (each an “Investor,” and collectively, the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors an aggregate of 4,310,350 Class A ordinary shares, with no par value each, of the Company (the “Class A Ordinary Shares”) at a purchase price of US$0.464 per share, representing 20% of the closing price of the Class A Ordinary Shares on the Nasdaq Capital Market on July 1, 2026, for an aggregate purchase price of US$2,000,000. The Company issued such Class A Ordinary Shares to the Investors on July 8, 2026. Pursuant to Section 5(a) of each July 2 Securities Purchase Agreement, the Company agreed to file a resale registration statement on Form F-3 or Form F-1 covering the resale of the Class A Ordinary Shares issued thereunder no later than sixty (60) calendar days following July 8, 2026.

On August 26, 2026, the Company entered into Amendment No. 1 to the July 2 Securities Purchase Agreement (collectively, the “Amendments”) with each of the Investors. The Amendments revise Section 5(a) of each July 2 Securities Purchase Agreement to require the Company to file such resale registration statement no later than sixty (60) calendar days following August 11, 2026, being the date on which the Company issued an aggregate of 6,329,115 Class A Ordinary Shares to the same Investors pursuant to securities purchase agreements dated July 30, 2026, as previously disclosed in the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on August 11, 2026. The Amendments further provide that such resale registration statement may cover the resale of Class A Ordinary Shares issued by the Company to other investors in one or more separate transactions.

Except as amended by the Amendments, the July 2 Securities Purchase Agreements remain in full force and effect in accordance with their terms.

Copy of the form of the Amendments is filed as Exhibit 10.1 to this Form 6-K. The foregoing description of the Amendments does not purport to be complete and is qualified in its entirety by reference to the full text of such exhibit, which is incorporated herein by reference.

This Report is incorporated by reference into the Registration Statement on Form F-3 (File No. 333-296027) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit Index

Exhibit No.	Description
10.1	Form of Amendment No. 1 to Securities Purchase Agreement, dated August 26, 2026, by and among the Company and the purchasers thereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2026	Mint Incorporation Limited

	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and Chairman of the Board

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